# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: TROOPS, Inc., CIK 0001412095
CUSIP: G9094C104
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Unit A, 18/F, 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 09/18/2026
Filed by CIK 0002150677
Persons authorized to receive notices and communications: JMD CORPORATE SERVICES LIMITED, Room 1401, 14/F, Chung Ying Building, 20 Connaught Road West,, Sheung Wan, Hong Kong (K3), 00000, 0852 3188 6659

## Reporting persons
- JMD CORPORATE SERVICES LIMITED (CIK 0002150677): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 18,000,000; shared voting power 0; sole dispositive power 18,000,000; shared dispositive power 0; aggregate amount beneficially owned 18,000,000 (14.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: TROOPS, Inc.
Address of issuer's principal executive offices: Unit A, 18/F, 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong (K3), 00000

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by JMD CORPORATE SERVICES LIMITED (the "Reporting Person" or "JMD").
Residence or business address: The business address of the Reporting Person is Room 1401, 14/F, Chung Ying Building, 20 Connaught Road West, Sheung Wan, Hong Kong
Present principal occupation or employment: The registered office address of the Reporting Person is listed as Room 1401, 14/F, Chung Ying Building, 20 Connaught Road West, Sheung Wan, Hong Kong
Criminal convictions in the last five years: During the last five years, none of the Reporting Person nor, to the best knowledge of the applicable Reporting Person, any of their respective directors or executive officers, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Person nor, to the best knowledge of the applicable Reporting Person, any of their respective directors or executive officers, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Hong Kong

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: JMD CORPORATE SERVICES LIMITED, a company incorporated in the Hong Kong with limited liability, purchased 18,000,000 Ordinary shares of TROOPS, Inc. from Prime Ocean Holding Limited on March 11, 2026. Shares were transferred for the consideration of US$16,680,000.

## Item 4. Purpose of Transaction
Purpose of transaction:
On March 11, 2026, PRIME OCEAN HOLDINGS LIMITED (the "Transferor") and JMD CORPORATE SERVICES LIMITED (the "Transferee") entered into a share transfer agreement, pursuant to which PRIME OCEAN HOLDINGS LIMITED agreed to transfer certain shares held by it to JMD CORPORATE SERVICES LIMITED.

Under the terms of the share transfer agreement, Transferor is the registered proprietor of 18.000.000 ordinary shares (certificate no. C1353) with a par value of US$0.004 each of the TROOPS, INC. In addition, pursuant to the terms of the share transfer agreement, the ordinary shares shall be transferred for consideration of US$16,680,000.

The Reporting Person is filing this Schedule 13D to report its purpose of purchasing shares, which may relate to or would result in the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer

Other than as set forth in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time, and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other Person.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Person with respect to Rows 11 and 13 on the cover pages of this Statement that relate to the aggregate number and percentage of Ordinary Shares (including, but not limited to, footnotes to such information) are incorporated herein by reference. The responses of the Reporting Person with respect to Rows 7, 8, 9, and 10 of the cover pages of this Statement that relate to the number of Ordinary Shares as to which the Reporting Person referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, but not limited to, footnotes to such information) are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Person with respect to Rows 11 and 13 on the cover pages of this Statement that relate to the aggregate number and percentage of Ordinary Shares (including, but not limited to, footnotes to such information) are incorporated herein by reference. The responses of the Reporting Person with respect to Rows 7, 8, 9, and 10 of the cover pages of this Statement that relate to the number of Ordinary Shares as to which the Reporting Person referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, but not limited to, footnotes to such information) are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in this Statement, the Reporting Person have not, to the best of their knowledge, engaged in any transaction with respect to the Issuer's Ordinary Shares during the sixty days prior to the date of filing this Statement.
Other persons with the right to receive dividends or sale proceeds: Except as described in Item 3, no person other than the Reporting Person are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Ordinary Shares beneficially owned by the Reporting Person as reported in this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between such Reporting Person and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable

## Signatures
- JMD CORPORATE SERVICES LIMITED: /s/ Kui Kei FUNG, Director (09/18/2026)